04035135

OMV

News Release

May 18, 2004
5:45 pm (UK time) – 6:45 p.m. (CET)

www.omv.com

82-3209

Results of OMV's Annual Stockholders Meeting

- **Dividend of EUR 4 per share approved**
- **Holding company structure opens way for profitable growth**
- **Capital increase and management stock option plan approved**
- **Herbert Stepic elected to Supervisory Board**

OMV's Annual Stockholders Meeting has approved a dividend of EUR 4 per share for 2003 and all the agenda resolutions. Herbert Stepic was elected to the Supervisory Board. OMV Chief Executive Officer Wolfgang Ruttenstorfer said: "The OMV Group significantly extended its international market presence in 2003, and posted excellent results. We aim to maintain our profitable growth as an integrated oil and gas group, and are confident of hitting our target of doubling our sales volume and market share by 2008."

The EUR 4 per share dividend represents a payout ratio of 27% and a dividend yield of 3.4%. The ex-dividend date is May 24 and the payment date May 25. In accordance with the agenda the meeting duly adopted the annual financial statements, discharged the Executive Board and Supervisory Board and set the remuneration of the Supervisory Board at the same level as 2003. The amendments to the articles of incorporation, which mainly concern the Group's capital stock, were likewise adopted. Deloitte Touche Tohmatsu WirtschaftsprüfungsgmbH was reappointed as auditor for 2004.

Green light for reorganization

Stockholder backing for the formation of a holding company will be a catalyst for OMV to achieve its ambitious growth targets. The Stockholders Meeting approved the transformation of the Exploration and Production (E & P), and Refining and Marketing including Petrochemicals (R & M) segments into independent units. This means that all of OMV's four business segments will be wholly owned subsidiaries (E & P, R & M including petrochemicals, Gas and Chemicals). Ruttenstorfer said, "The holding company structure will make us more agile, efficient, transparent and market driven."

Capital increase aimed at exploiting growth opportunities

To enable the Company to exploit future growth opportunities quickly and flexibly, the Executive Board was authorized to effect a three million share conditional capital increase by issuing a convertible bond. In addition, the deadline for the increase in capital stock by issuance of up to eight million no par shares, authorized by the Annual Stockholders Meeting of May 23, 2001, was extended to May 17, 2009. The Executive Board was empowered to determine the further details of the conditional capital increase, subject to approval by the Supervisory Board. The total number of shares issued under the terms of the convertible bond and in the form of authorized capital may not exceed eight million.

dw 7/2

Management stock option plan
The meeting approved a new stock option plan and authorized the Executive Board to repurchase a maximum of 120,000 shares during the period from May 20 to August 31, 2004; this corresponds to approximately 0.4% of the capital stock. The number of plan participants is currently 52. Exercise of the options is conditional on own investments of up to a maximum of EUR 60,000 in the case of members of the Executive Board and EUR 20,000 in that of other senior executives. Own investments of 25%, 50% or 75% of these amounts are permissible. The plan is subject to a two-year blocking period, and exercise is conditional on an increase of at least 15% in the company's stock price, based on the average price between May 20 and August 20, 2004. The program is aimed at aligning the interests of management and shareholders more closely by giving management a substantial stake in the success of the company.

Herbert Stepic succeeds René Alfons Haiden on Supervisory Board
The meeting elected Dr. Herbert Stepic, Deputy Chairman of the Managing Board of Raiffeisen Zentralbank (RZB), to the OMV Supervisory Board. His resume is posted on OMV's website at www.omv.com > Investor Relations Center >Investor News> Annual General Meeting 2004. Dr. Haiden resigned upon reaching the age limit stipulated by the articles of incorporation.

Voting results will be posted on the OMV site at www.omv.com > Investor Relations Center >Investor News> Annual General Meeting 2004 from 7:30 p.m (CET).

- Ends -

For further information, please contact:

OMV

Brigitte H. Juen, Investor Relations	Tel. +43 1 404 40-21622; e-Mail: investor.relations@omv.com
Bettina Gneisz, Press Office	Tel. +43 1 404 40-21660; e-Mail: bettina.gneisz@omv.com
Thomas Huemer, Press Office	Tel. +43 1 404 40-21660; e-Mail: thomas.huemer@omv.com
Website:	http://www.omv.com

Cubitt Consulting

Noga Villalón, London	Tel. +44 (207) 367-5102; e-Mail: noga.villalon@cubitt.com
Simon Barker, London, Press	Tel. +44 (207) 367-5119; e-Mail: simon.barker@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 896-1201; e-Mail: mark.kollar@cubitt.com

Next announcement of results: First half and Q2 2004 on August 17, 2004

OMV

News Release

May 28, 2004
7.30am (UK time) – 8.30am (CET)

www.omv.com

OMV signs new offshore exploration license in Albania

- **Exploration and production license signed**
- **OMV as operator in a partnership with Lundin Petroleum**

OMV, the leading oil and gas group in Central Europe, has signed a production sharing contract for exploration and production in a new offshore block in Albania. The contract was signed between the Albanian Government and OMV (Albanien) Adriatic Sea Exploration GmbH, a 100% subsidiary of OMV Aktiengesellschaft, on May 27, 2004. As operator OMV (Albanien) holds 50% in the block while the other 50% is held by Swedish partner Lundin Petroleum.

Helmut Langanger, member of OMV's Board of Management responsible for Exploration and Production (E&P), said: "The new license enlarges our portfolio in Albania. We will use state-of-the-art 3D seismic technology to search for oil and, for the first time in Albania, also for gas."

Within the next 4 years OMV will reprocess 1,000 km of 2D-seismic, undertake 400 km^2 of new 3D-seismic and drill one exploration well.

OMV started its E&P activities in Albania in 1991. Through selective acquisitions in promising areas and the purchase of Preussag Energie's portfolio in early 2003, OMV became the leading international E&P company in Albania. Besides the new offshore block called Durresi, OMV is also engaged in onshore activities in Blocks 1, 4 and 5. Together with Hellenic Petroleum, OMV is currently drilling an exploration well in Block 5 (see attached map).

Notes to editors:
OMV subsidiary Preussag Energie International and Lundin Petroleum jointly undertook exploration activities for Block D onshore Albania. After the evaluation of geological and geophysical data and other core information of this area, an agreement with the National Petroleum Agency of Albania was negotiated to suspend operations on Block D and to transfer the remaining obligation of work to the new area.

OMV Aktiengesellschaft
With Group sales of EUR 7.64 billion and 6,137 employees in 2003, and a current market capitalization of about EUR 4 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in 12 CEE countries in Refining and Marketing (R&M). OMV has set a goal of doubling its 2001 market share from 9% in 2001 to 20% by 2008. In Exploration and Production (E&P) OMV is active in 16 countries on five continents and plans to double its oil and gas production to 160,000 boe/d by 2008. In the Gas segment, OMV has storage facilities as well as a 2,000 km long pipeline system and transports 41 bcm annually to countries like Germany or Italy. The OMV Group also operates integrated chemicals and petrochemicals plants and holds a 25% stake in Borealis A/S, one of the world's leading polyolefin producers. Other important holdings are: 50% of EconGas GmbH, 45% of the BAYERNOIL-Raffinerieverbund, 9.1% in the Hungarian petroleum company MOL, and a 25.1% stake in The Rompetrol Group, the largest private oil company in Romania.

Lundin Petroleum AB
Lundin Petroleum is a Swedish independent oil and gas exploration and production company with a well balanced portfolio of world-class assets in Albania, France, Indonesia, Iran, Ireland, Netherlands, Norway, Sudan, Tunisia, United Kingdom and Venezuela. The Company is listed on the O-list at Stockholmsbörsen, Sweden.

Figure 1: OMV portfolio in Albania


SERBIA & MONTENEGRO
KOSOVO
ALBANIA
Adriatic Sea
FYROM
D
LUNDIN
1
OMV
BLOCK
DURRESI
2
OXY
3
OXY
OMV
5
4
OMV
GREECE
ITALY
Ionian Sea
Corfu
0
30km

OMV Portfolio in Albania:

Blocks 1, 4&5 :

OMV (Operator)	51%
Hellenic Petroleum	49%

Block D (suspended):

Lundin (Operator)	66.7%
OMV	33.3%

Block Durresi (subject to CoM approval):

OMV (Operator)	50%
Lundin	50%

For further information, please contact:

OMV

Brigitte H. Juen, Investor Relations	Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com
Bettina Gneisz, Press Office	Tel. +43 1 404 40-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press Office	Tel. +43 1 404 40-21660; e-mail: thomas.huemer@omv.com
Internet home page:	http://www.omv.com

Cubitt Consulting

Noga Villalón, London, Investors	Tel. +44 (207) 367-5102; e-mail: noga.villalon@cubitt.com
Simon Barker, London, Press	Tel. +44 (207) 367-5119; e-mail: simon.barker@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 896-1201; e-mail: mark.kollar@cubitt.com

Next result announcement **January–June and Q2 2004** on August 17, 2004.